PURCHASE AGREEMENT

Gary W. Gould and FSI Low Beta Absolute Return Fund, a Delaware statutory trust, hereby agree with each other as follows:

1. FSI Low Beta Absolute Return Fund (the “Fund”), hereby offers Gary W. Gould, individually, and Gary W. Gould hereby agrees, individually, to purchase 1,000 of the Fund’s unregistered units of beneficial interest (each a “Unit”) at an aggregate purchase price of 100,000 USD.

2. Gary W. Gould represents and warrants that: (i) he satisfies the Fund’s investor eligibility requirements set forth in Attachment A hereto and is otherwise duly qualified to purchase and hold such Units and to enter into this Purchase Agreement; (ii) he has no present intention of selling or redeeming the Units so acquired; (iii) he is a natural person who is a citizen of or resident of the United States; (iv) he is of legal age in the jurisdiction in which he resides to purchase Units; (v) he is not involved in any money laundering schemes and the source of this investment is not derived from any unlawful activity; and (vi) any personal information including, but not limited to, date of birth, social security number, address, occupation, employer he provides to the Fund in connection with this transaction shall be accurate.

3. Gary W. Gould agrees to indemnify and hold harmless the Fund against any and all claims, damages, losses, liabilities and expenses whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon any misrepresentation or misstatement by Mr. Gould contained herein or in any other document furnished by Mr. Gould to the Fund in connection with this transaction.  The indemnity obligations of Mr. Gould shall be in addition to any liability that Mr. Gould may otherwise have, and shall be binding upon and inure to the benefit of any successors or assigns of the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the15 day of March, 2013.

ATTEST	Gary W. Gould

/s/Robert Moore, Jr.	By:	/s/Gary W. Gould

FSI Low Beta Absolute Return Fund

/s/Christopher A. Madden	By:	/s/Michael J. McKeen
Micheal J. McKeen
Treasurer and PFO

PURCHASE AGREEMENT

ATTACHMENT A

The following persons are eligible to invest in the FSI Low Beta Absolute Return Fund (the “Fund”):

A natural person whose net worth, either individually or jointly with such person’s spouse, exceeds One Million Dollars ($1,000,000), (excluding from the calculation of net worth the value of such person's primary residence and any indebtedness that is secured by such person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of Units except that if the amount of such indebtedness outstanding at the time of the sale of Units exceeds the amount outstanding 60 days before such time other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability, and including any indebtedness that is secured by such person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of the Units);

A natural person who had an income in excess of Two Hundred Thousand Dollars ($200,000), or joint income with such person’s spouse in excess of Three Hundred Thousand Dollars ($300,000), in each of the last two (2) years and reasonably expects to have individual income reaching the same level in the current year;

A Trustee or executive officer of the Fund;

An individual having an account managed by an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”) and the investment adviser is subscribing for Units in a fiduciary capacity on behalf of the account;

An entity licensed, or subject to supervision, by U.S. federal or state examining authorities as a “bank,” or “savings and loan association,” (within the meaning of Regulation D under the Securities Act of 1933 (“1933 Act”)) or an account for which a bank or savings and loan association is subscribing in a fiduciary capacity;

A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

An insurance company as defined in Section 2(a)(13) of the 1933 Act;

An investment company registered under the Investment Company Act of 1940, as amended (“Investment Company Act”), or a business development company as defined in Section 2(a)(48) of the Investment Company Act or Section 202(a)(22) of the Advisers Act;

A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of Five Million Dollars ($5,000,000);

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”), and (i) the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank savings and loan association, insurance company, or registered investment advisor, or (ii) the employee benefit plan has total assets in excess of Five Million Dollars ($5,000,000) or (iii) if a self-directed plan, the investment decisions are made solely by persons that are accredited investors under Rule 501(a) of the 1933 Act;

An entity that: (1) is corporation, a partnership, a limited liability company, an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended or a Massachusetts or similar business trust, (ii) has not been formed for the specific purpose of acquiring the Units, and (iii) has total assets in excess of Five Million Dollars ($5,000,000);

An entity having an account managed by an investment adviser registered under the Advisers Act and the adviser is subscribing for Units in a fiduciary capacity on behalf of the account;

A trust, with total assets in excess of Five Million Dollars ($5,000,000), not formed for the specific purpose of acquiring the Units, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Fund; or

An entity in which all of the equity owners qualify under any of the above categories.